Exhibit 99.1

News Release

February 11, 2021

TELUS reports operational and financial results for fourth quarter 2020; announces 2021 consolidated financial targets

Industry-leading fourth quarter customer growth of 253,000 net additions, driven by world leading customer experience and broadband network performance, complemented by strong digital capabilities, and superior product offerings

Leading wireline net additions of 78,000, representing our best fourth quarter wireline loading on record, inclusive of 44,000 high-quality internet net additions, powered by TELUS PureFibre and enhanced customer loyalty

Total wireless net additions of 175,000, including 87,000 mobile phone net additions, an increase of 17,000 on the prior year, and 88,000 mobile connected devices, up 28,000 on the prior year

Fourth quarter consolidated revenue growth of 5.2 per cent and EBITDA decline of 0.2 per cent, showcasing resiliency and operational excellence

Annual consolidated revenue and EBITDA growth of 5.5 and 0.2 per cent, reflective of strong execution throughout an unprecedented operating environment

Robust annual free cash flow of $1.435 billion, within range initially targeted in February 2020, building on excellent track record of delivering leading results

TELUS International realizes largest tech IPO in TSX history, establishing a market capitalization of over $10 billion, surpassing TELUS Corp valuation from 2000

Targeting 2021 consolidated revenue and EBITDA growth of up to 10 and 8 per cent, and free cash flow of approximately $1.5 billion

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the fourth quarter of 2020. Consolidated operating revenues and other income increased by 5.2 per cent over the same period a year ago to $4.1 billion. Earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased by 2.3 per cent to $1.3 billion while Adjusted EBITDA was down 0.2 per cent. This decline reflects multiple impacts from the COVID-19 pandemic, declines in wireline legacy voice and legacy data services and higher employee benefits and other costs, including support for business acquisitions. This was partly offset by growth in wireline data service margins resulting from business acquisitions, expanded services and customer growth; growth in our wireless subscriber base; increased organic and inorganic EBITDA contribution from TELUS International; and enhanced cost efficiency programs.

“Throughout 2020, TELUS achieved strong operational and financial results in both wireline and wireless” said Darren Entwistle, President and CEO. “This is a trend the TELUS team has demonstrated over the long-term and, in 2020, realized against the backdrop of an unprecedented operating environment. Our performance in the fourth quarter, and for the full year, was characterized by our hallmark combination of robust, high-quality and profitable customer growth, alongside strong financial results. The quarter concluded another year of industry-leading customer growth, with 777,000 total net customer additions, including an all-time record for annual wireline customer growth of 240,000. Notably, we achieved strong free cash flow for the year, within the range initially targeted in February 2020, and TELUS was the only telecom provider amongst its national peers to report positive EBITDA growth for the year. Our industry-leading customer growth was driven by our team’s passion for delivering outstanding customer experiences, which contributed to strong and enhanced client loyalty across our key product lines, including postpaid mobile phone, internet and TV churn all below one per cent in the fourth quarter. Indeed, 2020 represented our seventh consecutive year of industry-leading postpaid wireless churn below one per cent. This performance was backed by our highly engaged team, world-leading wireless and fibre broadband networks, strong digital capabilities, and superior service offerings.”

“The efficacy of ongoing investments in our globally leading broadband networks continues to be evidenced by major, independent reports. In 2020, TELUS’ wireless network was recognized by UK-based Opensignal as the fastest in the world, and by U.S.-based Ookla as the fastest and most expansive on a national basis; both awards have now been received by TELUS for four consecutive years. In addition, for the second year in a row, Canadian-based Tutela placed TELUS first in respect of quality, latency and download throughput, for our wireless network, nationally. Our wireline broadband network was similarly recognized, with U.S.-based PCMag ranking our PureFibre network as Best for Gaming in 2020, and naming TELUS as the fastest internet service provider on a national basis. At a time when the speed, quality and expansiveness of our networks has become more important than ever, these recognitions are particularly resonant.”

Darren further commented, “The TELUS team’s ability to consistently drive profitable growth over the long-term, provides us with confidence in delivering on the annual targets for 2021 that we have announced today. This includes expected industry-leading revenue and EBITDA growth of up to 10 and 8 per cent respectively, alongside free cash flow of approximately $1.5 billion. Furthermore, the unparalleled skill, innovation and grit of our team underpins our leading multi-year dividend growth program, now in its eleventh year. Notably, we have returned over $19 billion to shareholders since 2004 through our dividend and share purchase programs, representing $15 per share.”

“Last week, TELUS International (TI) achieved a monumental milestone with its successful initial public offering (IPO), establishing a market capitalization of more than $10 billion. In Canada, this accomplishment makes TI’s IPO the largest technology IPO in TSX history, with total aggregate proceeds of $1.36 billion. Impressively, as TI embarked upon its next journey as a publicly traded company on both the Toronto and New York Stock Exchanges, TI’s market capitalization exceeded the $8 billion market capitalization of TELUS two decades ago when we first embarked on our national growth strategy. This significant value creation reflects TI’s steadfast focus on delivering leading customer experiences and strong financial results, in concert with an unparalleled dedication to giving back to their local communities; emulating the parameters of TELUS’ own success in growing from a western-based telecommunications company into a globally leading organization. TELUS International has evolved, over the last 15 years, into a digital customer experience innovator that harnesses the power of technology to provide outstanding customer and community experiences on a global basis. With TELUS retaining a controlling interest, and a 55 per cent economic stake, we remain excited for TI’s future as it continues to drive better business outcomes and grow value for all stakeholders. This success story reinforces the efficacy of our uniquely diversified and technology-oriented assets, including TELUS Health and TELUS Agriculture. Our integrated and broad portfolio of solutions within these growth verticals, combined with a strong financial growth profile, further enhances the differentiated value we are creating for our investors.”

“In a year like no other, our TELUS team continued to support our communities and each other,” Darren expressed. “In this regard, we expanded our TELUS Health for Good program with the launch of seven new mobile health clinics in 2020, and an additional two clinics in January of 2021, bringing our total to 13 clinics nationwide. Throughout 2020, our mobile clinics supported 28,000 patient visits, including administering 12,700 COVID-19 assessments and tests. To further support public healthcare capacity and key health initiatives across Canada, the TELUS Friendly Future Foundation contributed $8.9 million to 597 charitable projects in 2020, including directing $2.4 million in emergency response grants. Overall, our TELUS family contributed $85 million and 1.25 million hours of volunteerism to charitable and community organizations throughout 2020. Our team's leadership in social capitalism was once again recognized on a global basis, with TELUS ranking 54th on the Corporate Knights 2021 Global 100 Most Sustainable Corporations Index for the 9th time. Impressively, TELUS is the highest ranking telco in North America.”

Doug French, Executive Vice-president and CFO said, “TELUS’ impressive operational and financial results reflect the strength of our differentiated asset mix and our commitment to profitable customer growth. In 2020, we achieved healthy free cash flow growth of 54 per cent, reflective of positive year-over-year EBITDA growth, despite an unprecedented operating environment, and lower capital expenditures as planned.”

Doug added, “Importantly, our results are underpinned by a strong balance sheet, which has provided the financial flexibility to pursue our exciting growth strategy, including through the global pandemic period. Clearly, our strategic acquisitions and thoughtful capital investments are paying off, as demonstrated by our consistent financial results and customer growth, and these investments will enhance our profitability and cash flow generation over the long-term. Our generational and superior fibre build is progressing towards completion, providing a solid foundation for the ongoing expansion of our world-leading wireless network with 5G, particularly as key 3500 MHz spectrum becomes available in 2021.”

“As evidenced by our consolidated 2021 financial targets announced today, we expect to deliver another year of strong financial and operational results, including continued robust cash flow generation alongside stable strategic capital investments. These financial targets support our leading dividend growth program where we continue to target seven to 10 per cent annual increases through 2022. This builds on our commitment and consistent track record with respect to our transparent dividend growth program over the past decade. With an unrivalled growth profile, we are committed to further advancing our proven strategy, while driving a collective focus on social capitalism, and delivering outstanding value for all TELUS stakeholders – not only in 2021, but for years to come” Doug concluded.

In the quarter, we added 253,000 new customer additions, up 77,000 over last year, and inclusive of 87,000 mobile phones, 88,000 mobile connected devices, in addition to 44,000 internet, 20,000 TV and 23,000 security customers. This was partly offset by low residential voice losses of 9,000. Our total wireless subscriber base of 10.7 million is up 5.2 per cent over the last twelve months, reflecting a 2.5 per cent increase in our mobile phones subscriber base to approximately 9 million, and a 21 per cent increase to our mobile connected devices subscriber base to approximately 1.8 million. Additionally, our internet connections grew by 7.9 per cent over the last twelve months to surpass 2.1 million customers, our TV subscriber base increased by 4.7 per cent to 1.2 million, and our security customer base expanded by 16 per cent to 707,000.

Free cash flow of $218 million increased by $83 million or 62 per cent over the same period a year ago, largely from lower capital expenditures. Excluding cash taxes, free cash flow of $313 million increased by $104 million or 50 per cent.

Consolidated capital expenditures of $613 million decreased by 17 per cent or $129 million over the same period a year ago due to the timing of our fibre build activities and efficiencies in our 4G network expenditures. These decreases were partially offset by increased investments in our 5G network, in addition to investments to increase system capacity and reliability. With our ongoing investments, we are advancing wireless speeds and coverage that enabled our 5G network launch, continuing to connect additional homes and businesses directly to our fibre-optic technology, and supporting systems reliability and operational efficiency and effectiveness efforts. Our capital expenditures allowed us to achieve strong internet, TV and security customer growth, and enabled us to deliver greater resiliency, scalability, and efficiency in IT infrastructure and remote work capability in response to the COVID-19 pandemic.

At the end of the quarter, our TELUS PureFibre network covered approximately 2.5 million premises, or approximately 81 per cent of our high-speed broadband footprint, reflecting an increase of approximately 300,000 fibre premises over the last twelve months. Furthermore, at December 31, 2020, our 5G network was available to over 75 communities and covered over 10.5 million Canadians, representing more than 28 per cent of the Canadian population.

For the quarter, net income of $271 million decreased by 29 per cent over the same period last year and Basic earnings per share (EPS) of $0.20 decreased by 33 per cent. These declines reflect increased depreciation and amortization from capital assets growth, including acquisitions; declines in wireline legacy voice and legacy data services; higher non-labour-related restructuring and other costs; multiple impacts from the COVID-19 pandemic, which were partly offset by growth in wireline data service margins, wireless and wireline subscriber base growth, increased EBITDA contribution from TELUS International, and enhanced cost efficiency programs; and, as it relates to EPS, higher shares outstanding.

When excluding the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, and non-controlling interests, adjusted net income of $289 million decreased by 28 per cent compared to the prior year, while adjusted basic EPS of $0.22 was down 31 per cent.

COVID-19 update

In September 2020, shortly before the beginning of the fourth quarter, Canada’s Prime Minister declared that a second wave of COVID-19 was already underway. On December 9, 2020, Health Canada authorized the first COVID-19 vaccine, and, the following week, health authorities began administering the vaccine. On December 26, 2020, Canada’s first known case of a coronavirus variant was confirmed. In order to curb the increasing rate of new infections, provinces across the country reinstated varying levels of restrictions to ensure physical distancing. Although much uncertainty remains concerning the magnitude and length of the pandemic, TELUS continues to focus relentlessly on keeping Canadians connected and on ensuring the health, safety and well-being of our team members, customers, and communities. Our Executive Team continues to be guided by advice from our Emergency Management Operating Committee (EMOC) and the TELUS Medical Advisory Council (MAC).

The pandemic has impacted our operations and financial condition and we expect many of these trends to continue well into 2021. We expect that the availability, distribution and effectiveness of COVID-19 vaccinations to the general population will occur by the second half of 2021, which will allow for the gradual re-opening of the global economy and areas where we conduct business. As we navigate through the pandemic, we continue to take various steps to mitigate the negative effects, including pursuing cost savings initiatives and margin accretion opportunities.

As of the end of 2020, following the closures that took place in second quarter, almost all retail stores had reopened, although the reopening remained subject to some restrictions (such as the number of people permitted in our retail stores). While the health emergency has had a negative impact on overall store traffic, our net additions for the fourth quarter of 2020 – across wireless, internet, TV, residential voice, and security – all experienced year-over-year improvements as we continued to evolve our operations and support our customers virtually. We experienced increased utilization of our digital assets in both our wireless and wireline segments, including telus.com and the My TELUS mobile app – for example: to support the purchase of new devices and the addition of new services, and to facilitate customer payments and migrations to electronic billing – making transactions easier for our customers. Entering 2021, we will continue to thoughtfully provide our customers with flexibility in terms of where and how they shop – a strategy enabled by our steadfast focus on providing a seamless customer experience across all sales channels, both in-person and virtually.

With land borders remaining closed and official travel advisories in effect instructing Canadians to avoid all non-essential travel, we continued to experience lower wireless roaming revenue. We expect that reduced roaming revenue will persist for as long as travel remains limited. Additionally, with respect to the small and medium sized businesses (SMBs), we expect that many SMBs will be forced to reduce the scope of their operations and/or shut down, resulting in lower contributions from certain customers.

In TELUS Health, we continue to see increased demand for our virtual care solutions, with accelerated adoption of both Akira by TELUS Health and Babylon by TELUS Health. We are also seeing increased demand for Home Health Monitoring solutions and our LivingWell Companion™ by TELUS Health, enabling Canadians to access 24/7 emergency support. Our virtual care offerings were augmented by the fourth-quarter acquisition of EQ Care. In addition, certain TELUS Health Care Centres, which re-opened in July, remained open for in-clinic services, while also providing virtual consultations. However, due to restrictions in place to protect patients during the pandemic, the clinics are still unable to offer their full suite of core services.

TELUS International was impacted by temporary operating restrictions of certain delivery centres, however its ability to quickly enable team members to work and support customers from home and in other modified work locations has helped to mitigate these impacts. Certain TELUS International clients also continue to experience challenges, in particular those clients in travel and hospitality-related businesses; however, the decline in business from these clients was offset by increases in business from clients in the games, media and ecommerce food delivery industries. While some delivery centres have begun to welcome back more team members, TELUS International is planning for the majority of its team to make a gradual return to its centres provided it has been deemed safe to do so by local government and health authorities, in addition to guidance from the TELUS MAC and its own best practices.

In the second half of 2020, cash receipts steadily recovered from earlier declines experienced in the second quarter of 2020. We believe government assistance programs designed to support individuals and businesses, as well as the resumption of collections activities, were key contributing factors to the improvement in cash receipts in the second half of the year.

In addition to the financial impacts described above, we continued to take various steps to support our community during these challenging times. As the global leader in social capitalism, TELUS made a $20 million commitment to help build public healthcare capacity and support vulnerable communities through the COVID-19 pandemic and beyond. Below are select highlights of the steps we are taking through this commitment:

•	Donating over 14,200 devices and free rate plans - valued at over $14 million - to over 340 organizations, helping hospitalized COVID-19 patients connect virtually with loved ones, while also enabling isolated seniors and other vulnerable Canadians to sustain contact with health practitioners and social support services.

•	Further expanding Mobility for Good to include 2.2 million low-income seniors across Canada who are receiving the guaranteed income supplement (GIS), providing access to the technology they need to stay connected to loved ones and address feelings of isolation, and obtain important healthcare resources and information.

•	Engaging more than 90,000 Canadians to participate in our TELUS Wise workshops this year. Our workshops are free of charge and help foster the safe and responsible use of technology in our digital world.

•	Expanding our TELUS Health for Good program with the launch of seven new mobile health clinics in 2020, and an additional two clinics in January, 2021, bringing our total to 13 clinics nationwide. Since inception, our mobile health clinics have supported over 50,000 patient visits.

•	Supporting 548 community-based health programs by investing $6.5 million through our 13 Canadian TELUS Community Boards to help vulnerable Canadians access virtual mental health programs, food and pandemic related sanitization supplies and meet the needs of isolated seniors. Our International TELUS Community Boards further allocated US$505,000 in support of 71 international projects.

•	Enabling Canadians to stay safe through the sale of 79,000 TELUS Critter Masks with $535,000 in proceeds supporting the work of the TELUS Friendly Future Foundation.

•	Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $820 million to charitable and community organizations and volunteer 12 million hours since 2000.

For further discussion on the effect of the COVID-19 pandemic on the environment in which we operate, refer to Section 1.2 The environment in which we operate in our 2020 annual Management’s discussion and analysis (MD&A).

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended December 31		Per cent
(unaudited)	2020	2019	change
Operating revenues and Other income	4,060	3,858	5.2
Operating expenses before depreciation and amortization	2,724	2,490	9.4
EBITDA(1)	1,336	1,368	(2.3)
Adjusted EBITDA(1)(2)	1,409	1,413	(0.2)
Net income	271	379	(28.5)
Adjusted net income(1)	289	400	(27.8)
Net income attributable to common shares	260	368	(29.3)
Basic EPS(3) ($)	0.20	0.30	(33.3)
Adjusted basic EPS(1)(3) ($)	0.22	0.32	(31.3)
Capital expenditures(4)	613	742	(17.4)
Free cash flow(1)	218	135	61.5
Total subscriber connections(5) (thousands)	15,972	15,166	5.3

(1)	EBITDA, Adjusted EBITDA, Adjusted net income, Adjusted basic EPS and Free cash flow are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. For further definitions and explanations of these measures, see ‘Non-GAAP and other financial measures’ in this news release.

(2)	Adjusted EBITDA for the fourth quarters of 2020 and 2019 excludes restructuring and other costs of $71 million and $40 million respectively, and other equity losses related to real estate joint ventures of $2 million and $5 million respectively.

(3)	On March 17, 2020, TELUS shareholders received one additional share for each share owned on the record date of March 13, 2020. All information pertaining to shares outstanding and per-share amounts in this news release for periods before March 17, 2020, reflects retrospective treatment of the two-for-one share split.

(4)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 in our 2020 annual consolidated financial statements for further information.

(5)	The sum of active mobile phone subscribers, mobile connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition of ADT Security Services Canada, Inc. (ADT Canada) (acquired on November 5, 2019). During the third quarter of 2020, we adjusted cumulative subscriber connections to add approximately 31,000 security subscribers as a result of a business acquisition. For additional information on our subscriber definitions, see Section 11.2 Operating indicators in our 2020 annual MD&A.

Fourth Quarter 2020 Operating Highlights

As noted in Section 1.2 of our 2020 annual MD&A, the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact throughout the balance of 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, results described below may not be indicative of future trends, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose.

TELUS wireless

•	External wireless operating revenue and other income decreased by $42 million or 1.9 per cent due to lower network revenue and lower equipment and other service revenues as discussed below.

•	Network revenue decreased by $16 million or 1.0 per cent, due to declining mobile phone ARPU from reduced roaming revenue related to travel restrictions and lower chargeable data usage revenue, partly offset by a 5.2 per cent increase in the subscriber base over the last 12 months, in addition to growth in monthly recurring charges reflecting a greater mix of high-value customer additions and selection of higher-tier plans.

•	Equipment and other service revenues decreased by $20 million or 3.2 per cent, as customers reduced their shopping habits in retail outlets due to the pandemic, resulting in lower contracted volume and accessory sales, partly offset by higher-value smartphones in the sales mix.

•	Mobile phone ABPU was $70.07, reflecting a decrease of 3.7 per cent. This decrease reflects the impacts caused by the COVID-19 pandemic including: (i) significantly reduced roaming revenue from changing customer behaviour related to travel restrictions; (ii) the temporary closure of approximately 90 per cent of our conventional retail stores from March 2020 through a majority of the second quarter which hindered customer opportunities for device upgrades and the upgrade or selection of higher-tier plans; and (iii) decreases in chargeable data usage as more people work from home and offload their mobile devices onto Wi-Fi networks. Mobile phone ABPU was also impacted by the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods. The decline in mobile phone ABPU was partly offset by growth resulting from our combined TELUS Easy Payment device financing, Peace of Mind endless data plans and TELUS Family Discount offerings, with customers selecting plans with endless data or larger data buckets and higher-value smartphones in the sales mix.

•	Mobile phone ARPU was $57.29 in the fourth quarter of 2020, a decrease of 3.4 per cent. Mobile phone ARPU was impacted by the same items noted above for Mobile Phone ABPU, with the exception of: (i) our TELUS Easy Payment device financing program; (ii) prior to the launch of our TELUS Easy Payment device financing program, devices with subsidies; (iii) contracted device upgrades; and (iv) higher value smartphones in the sales mix.

•	Mobile phone gross additions were 374,000, reflecting a decrease of 8,000 compared to the same period a year ago. This decline is reflective of fewer activations from travelers due to border restrictions and customers reducing their shopping habits in retail outlets. The decline more than offset growth in high-value customer additions, successful promotions and expanded channels, including enhancing the capabilities of our digital footprint.

•	Mobile phone churn rate was 1.09 per cent as compared to 1.20 per cent in the same period a year prior, reflecting the impacts of changing customer behaviour due to travel restrictions and the reduction of shopping habits in retail outlets due to the COVID-19 pandemic. This decline also reflects the successful utilization of our TELUS Easy Payment device financing program, Peace of Mind endless data plans, Bring-It-Back™ and TELUS Family Discount offerings, our successful bundling of mobility and home services, our focus on executing customers first initiatives and retention programs, and our leading network quality.

•	Total subscriber net additions were 175,000, an increase of 45,000. Mobile phone net additions were 87,000 in the fourth quarter of 2020 as compared to 70,000 in the fourth quarter of 2019, due to our strong execution in our digital sales channels and successful efforts in driving high-value customer additions. Mobile connected device net additions were 88,000 as compared to 60,000 in the fourth quarter of 2019, due to increased demand for Internet of Things solutions, partly offset by tablet net losses of approximately 9,000, reflecting an increase in tablet net losses of 6,000.

•	EBITDA of $893 million decreased by $3 million or 0.2 per cent, while Adjusted EBITDA of $898 million was lower by $13 million or 1.1 per cent over last year, reflecting the impacts of the COVID-19 pandemic, including lower roaming revenue resulting from restricted travel, customers reducing their shopping habits in retail outlets, and decreases in chargeable usage as more people work from home and offload their mobile devices onto Wi-Fi networks. This was partially offset by enhanced cost efficiency programs, higher equipment margins, growth in monthly recurring charges, and increases in our subscriber base.

TELUS wireline

•	External operating revenues and other income increased by $244 million or 14 per cent, primarily driven by data services revenue growth as discussed below.

•	Data services revenues growth of 22 per cent was driven by a combination of higher revenues from our diverse portfolio of solutions, including our TELUS International customer care and business services which included contribution from our first quarter 2020 acquisition of Competence Call Center (CCC) and expanded services for existing customers and customer growth. The increased revenues were also from growth in our home and business smart technology (including security and agriculture) which included contribution from our fourth quarter 2019 acquisition of ADT Canada, internet and third wave data services. Additionally, this growth was driven by increased revenues from our virtual care solutions. This growth was partly offset by impacts resulting from the COVID-19 pandemic, including the recovery of our TELUS Health Care Centres and health benefit claims services, which administers processing of in-person claims. Data services revenues growth was also impacted by the ongoing decline in legacy data service revenues and lower revenues from our business customers as they redeploy their resources.

•	Internet net additions of 44,000 increased by 16,000, as a result of continued net new demand from consumers and businesses for our PureFibre services as we continued to keep our customers connected through offering a range of installation options, as well as lower customer churn resulting from our customers first initiatives and retention programs, the success of our bundled product offerings, and reduced switching activity between providers due to the COVID-19 pandemic. Additionally, we continued our focus on connecting more homes and businesses directly to fibre.

•	TV net additions were 20,000 increased by 5,000, due to lower customer churn from strong retention efforts, the success of our bundled product offerings, and reduced switching activity due to the pandemic.

•	Security net additions of 23,000 reflected an increase of 8,000, which was driven by strong organic growth as we keep our customers connected and protected through offering a range of installation options and demand from our bundled product offerings.

•	Residential voice net losses were limited to only 9,000, down 3,000 compared to the same period a year ago. The residential voice subscriber losses continue to reflect the trend of substitution by wireless and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings and our strong retention efforts, including lower-priced offerings.

•	EBITDA of $443 million decreased by $29 million or 6.1 per cent while Adjusted EBITDA of $511 million increased by $9 million or 1.5 per cent. This increase reflects the following trends: increased contribution from TELUS International as a result of the acquisition of CCC and expanded services for existing customers and customer growth; growth from our home and business smart technology (including security), driven by business acquisitions and expanded services; and higher internet margins. This growth was partially offset by higher employee benefits expense, as well as higher operating and administrative costs associated with business acquisitions and TELUS International growth, a decline in TV margins as a result of lower revenue per customer and higher content costs, and a decline in the EBITDA contribution from our legacy voice and data services. Our health business saw growth from our virtual care solutions, which was mostly offset by higher product costs in support of growth, lower contribution from our TELUS Health Care Centres, and reduced health benefit claims due to the lingering COVID-19 pandemic impacts on business recovery.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting more than $2.1 billion in taxes in 2020 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. When including spectrum remittances, we have remitted approximately $34 billion in taxes and spectrum since 2000.

•	Investing approximately $2.8 billion in capital expenditures primarily in communities across Canada in 2020 and approximately $44 billion since 2000.

•	Spending $8.1 billion in total operating expenses in 2020, including goods and service purchased of approximately $5.9 billion. Since 2000, we have spent $131 billion and $89 billion respectively in these areas.

•	Generating a total team member payroll of $2.9 billion in 2020, including payroll taxes of $144 million. Since 2000, total team member payroll totals $50 billion.

•	Returning approximately $1.5 billion in dividends through four quarterly dividend payments declared in 2020 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned over $19 billion to shareholders through our dividend and share purchase programs, including $14 billion in dividends, representing approximately $15 per share.

TELUS sets 2021 consolidated financial targets

TELUS’ consolidated financial targets for 2021 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2020 annual MD&A.

In 2021, TELUS plans to continue generating positive financial outcomes and strong customer growth. Increasing customer demand for reliable access and fast data services is expected to support continued customer growth. This growth is supported by our strategic investments in advanced broadband technologies, including our PureFibre service and the ongoing roll-out of 5G. Supporting our growth profile in 2021 are our unique and diversified growth assets: TELUS International, inclusive of the recently closed acquisition of Lionbridge AI; TELUS Health, including growing demand for digital health services and virtual care; and the recent launch of TELUS Agriculture, which is using technology to drive better food outcomes. Our growth profile is also underpinned by a team member culture focused on delivering customer service excellence and our ongoing focus on operational effectiveness.

In 2021, we expect the COVID-19 pandemic to continue to have significant impacts on our business, primarily in the first half of the year, attributed to economic factors such as continued travel advisories and border restrictions, decreasing business and consumer travel continuing to impact our roaming revenues and subsequent business lockdowns, and/or reduced scope of operations impacting our TELUS Health Care Centers. We expect that the availability, distribution and effectiveness of COVID-19 vaccinations to the general population will occur by the second half of 2021, which will allow for the gradual re-opening of the global economy and areas where we conduct business. We expect that the COVID-19 pandemic impacts in 2021 will be similar to 2020. Our assumptions for 2021 are set out in Section 9.3 TELUS assumptions for 2021 in the 2020 annual MD&A.

	2020 results ($ millions)	2021 targets ($ millions)
Revenues and other income	15,463	8 to 10 per cent
Adjusted EBITDA(1)	5,701	6 to 8 per cent
Free cash flow(2)	1,435	Approximately 1,500
Capital expenditures(3)	2,775	Approximately 2,750
(1)	Adjusted EBITDA excludes the following: restructuring and other costs, and other equity losses related to real estate joint ventures, as well as retirement of a provision arising from business acquisition-related written put options within TELUS International. In 2021, total restructuring and others costs are expected to be approximately $150 million, as compared to $259 million in 2020.
(2)	Before dividends paid.
(3)	Excludes expenditures for spectrum licences.

The preceding disclosure respecting TELUS’ 2021 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ in the 2020 annual MD&A filed on the date hereof on SEDAR, especially Section 10 Risks and Risk Management thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 9.3 TELUS assumptions for 2021 in the 2020 annual MD&A.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.3112 per share on the issued and outstanding Common Shares of the Company payable on April 1, 2021 to holders of record at the close of business on March 11, 2021. This first quarter dividend for 2021 reflects an increase of 6.8 per cent from the $0.29125 per share dividend declared one year earlier.

TELUS International closes its Initial Public Offering

On February 5, 2021 TELUS Corporation (TELUS) and its subsidiary, TELUS International (Cda) Inc. (TELUS International), announced the closing of the upsized TELUS International initial public offering (IPO) of 42.55 million subordinate voting shares at a price of US$25.00 per share, which includes 5.55 million subordinate voting shares purchased upon the full exercise of the underwriters’ over-allotment option to purchase additional subordinate voting shares from TELUS and Baring Private Equity Asia (Baring), the selling shareholders. The offering generated aggregate gross proceeds to TELUS International, TELUS and Baring of U.S. $1.06 billion (CAD$1.36 billion), including the exercise of the over-allotment option in full. The net proceeds to TELUS International totaled approximately US$490 million (CAD$627 million), which are expected to be used to repay outstanding borrowings under its revolving credit facilities. TELUS International will not receive any proceeds from the subordinate voting shares sold by the selling shareholders. The subordinate voting shares began trading on the New York Stock Exchange and the Toronto Stock Exchange on February 3, 2021 under the ticker “TIXT.”

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ fourth quarter 2020 conference call is scheduled for Thursday, February 11, 2021 at 12:00pm ET (9:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until March 11, 2021 at 1-855-201-2300. Please use reference number 1252832# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our consolidated financial targets, outlook, updates, our multi-year dividend growth program and our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

Our general outlook and assumptions for 2021 are presented in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in our 2020 annual MD&A. Our key assumptions for 2021 include the following:

•	Estimated economic growth rates in Canada, B.C., Alberta, Ontario and Quebec of 4.5%, 4.5%, 4.4%, 4.8% and 4.6%, respectively.

•	Estimated annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec of 7.8%, 6.9%, 9.9%, 8.0% and 6.9%, respectively.

•	Estimated annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec of 202,000 units, 35,000 units, 24,000 units, 77,000 units and 48,000 units, respectively.

•	No material adverse regulatory rulings or government actions.

•	Continued intense mobile products and services competition and fixed products and services competition in both consumer and business markets.

•	Continued increase in mobile phone industry penetration of the Canadian market.

•	Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers seek more mobile connectivity to the internet at faster speeds. We estimate there will be higher device upgrade volumes closer to pre-pandemic levels in 2021.

•	Mobile products and services revenue growth resulting from improvements in subscriber loading, with continued competitive pressure on blended ARPU. Roaming revenue will remain at levels similar to the latter half of 2020 as continued travel advisories and border restrictions, including those in Canada and the U.S., impact business and consumer travel in the first half of 2021, with recovery expected to begin with the re-opening of the economy in the last half of the year, but will not reach a full recovery until 2022 at the earliest.

•	Continued pressure on mobile products and services acquisition and retention expenses, arising from gross loading and customer renewal volumes including potential impacts related to deferred device upgrades during the global health pandemic, competitive intensity and customer preferences. Continued mobile connected devices growth, as our IoT offerings diversify and expand.

•	Continued growth in fixed products and services data revenue, reflecting an increase in internet, TV and security subscribers, speed upgrades, rate plans with larger data buckets or endless data usage, and expansion of our broadband infrastructure, healthcare solutions, and home and business security offerings.

•	Continued erosion of residential voice revenue resulting from technological substitution and greater use of inclusive long distance.

•	Continued growth of TI revenue and EBITDA generated by expanded services for existing and new clients and strategic business acquisitions.

•	Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend.

•	Employee defined benefit pension plans: current service costs of approximately $107 million recorded in Employee benefits expense and interest expense of approximately $25 million recorded in Financing costs; a rate of 2.50% for discounting the obligation and a rate of 2.70% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $51 million.

•	Restructuring and other costs of approximately $150 million for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with business acquisitions.

•	Net cash Interest paid of approximately $755 million to $805 million.

•	Depreciation and Amortization of intangible assets of approximately $3.25 billion to $3.35 billion.

•	Income taxes: Income taxes computed at an applicable statutory rate of 25.3 to 25.9% and cash income tax payments of approximately $540 million to $620 million (2020 – $397 million).

•	Participation in ISED’s wireless spectrum auction for 3500 MHz spectrum band, with auction bidding expected to start on June 15, 2021.

•	Continued stabilization in the average Canadian dollar: U.S. dollar exchange rate ($1.28 in 2020).

•	Continued deployment of access-agnostic technology in our network.

•	SMB will continue to be negatively impacted by lockdown measures primarily during the first half of the year, and that they will continue to feel the effects through the rest of the year, with access to continued government support easing in the latter half of 2021.

•	Government funding programs to support consumers’ ability to pay bills will ease in the latter half of 2021.

•	We expect that we will be able to operate our retail stores as effectively as we had in the second half of 2020, reflecting the additional safety measures in place but still allowing us to serve our customers in-person, in addition to the digital capabilities that have enabled us to continue serving our customers through the pandemic.

•	Continued impacts on our TELUS Health Care Centres as a result of lockdown and stay-at-home measures resulting in cancellations of appointments, reduced capacity or closure of clinics. We expect recovery to begin in the second half of 2021 through effective deployment of value-added services and optimizing efficiency within the clinics.

•	Our international operations will be impacted by the recoveries in other global economies based on vaccine availability, distribution and effectiveness on their respective populations and regional lockdown measures.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through which we offer them.

•	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 Communications industry regulatory developments and proceedings in our 2020 annual MD&A, such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction over a two-year period by the national wireless carriers in wireless plans using between two to six GB of data; federal and provincial consumer protection legislation and regulation including the introduction by the federal government of Bill C-11, the Digital Charter Implementation Act, 2020, which, aims to give consumers new rights and imposes new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chip sets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.The jurisdictions in which we operate, as well as the contracts that we enter into (particularly those of TELUS International (Cda) Inc.’s (TELUS International or TI) business), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International financial performance which impacts our financial performance.

•	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind™ plans and comparable plans, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture business, while we maintain a broad solution set as compared to other agriculture technology providers, our ability to compete with focused software and IoT competitors.

•	Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services.

•	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz spectrum auction scheduled to take place in June 2021 and the millimetre wave spectrum auction, which the Minister of Innovation, Science and Industry stated is expected to commence in 2021, but we believe may not take place until 2022 or later, and the announcement of a formal consultation on the auctioning of the 3800 MHz spectrum, expected to take place in 2023. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage our infrastructure and team member expansion.

•	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•	Security threats including intentional damage or unauthorized access or attempted access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally.

•	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; TI’s ability to grow and maintain its profitability as changes in technology and client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; attracting and retaining qualified team members to support its operations; adverse impacts of COVID-19 on TI’s business and financial results; TI’s acquisition of Lionbridge AI remaining subject to review by the Committee on Foreign Investment in the United States; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers could have a negative impact on its reputation and client confidence; business development not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work; and TI’s lack of history operating as a separate, publicly traded company. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement, our ability to maintain our unique culture as we grow, the risk that certain independent contractors of TI’s Lionbridge AI business could be classified as employees, and the health of our team.

•	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under a normal course issuer bid (NCIB) if and when we implement one and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or that any NCIB will be implemented, maintained, unchanged and/or completed.

•	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

•	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the U.S.; and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2020 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2021 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance.

Reconciliation of adjusted net income

	Three months ended December 31
C$ and in millions	2020	2019	Change
Net income attributable to Common Shares	260	368	(108)
Add (deduct):
Restructuring and other costs, after income taxes	50	29	21
Income tax-related adjustments	(23)	(2)	(21)
Other equity losses related to real estate joint ventures	2	5	(3)
Adjusted Net income	289	400	(111)

Reconciliation of adjusted basic EPS

	Three months ended December 31
C$	2020	2019	Change
Basic EPS	0.20	0.30	(0.10)
Add (deduct):
Restructuring and other costs, after income taxes, per share	0.04	0.02	0.02
Income tax-related adjustments, per share	(0.02)	—	(0.02)
Adjusted basic EPS	0.22	0.32	(0.10)

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation
	Three months ended December 31
C$ and in millions	2020	2019
Net income	271	379
Financing costs	190	175
Income taxes	86	136
Depreciation	539	500
Amortization of intangible assets	250	178
EBITDA	1,336	1,368
Add restructuring and other costs included in EBITDA	71	40
EBITDA – excluding restructuring and other costs	1,407	1,408
Add other equity losses related to real estate joint ventures	2	5
Adjusted EBITDA	1,409	1,413

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation
	Three months ended December 31
C$ and in millions	2020	2019
EBITDA	1,336	1,368
Deduct non-cash gains from the sale of property, plant and equipment	(1)	(8)
Restructuring and other costs, net of disbursements	14	(1)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(112)	(140)
Effects of lease principal (IFRS 16 impact)	(110)	(119)
Leases formerly accounted for as finance leases (IFRS 16 impact)	16	69
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	(62)	(55)
Net employee defined benefit plans expense	25	19
Employer contributions to employee defined benefit plans	(14)	(2)
Interest paid	(169)	(180)
Interest received	3	—
Capital expenditures (excluding spectrum licences)[1]	(613)	(742)
Free cash flow before income taxes	313	209
Income taxes paid, net of refunds	(95)	(74)
Free cash flow	218	135

(1)	Refer to Note 31 of the consolidated financial statements for further information.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $16 billion in annual revenue and 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. In 2020, TELUS was recognized as having the fastest wireless network in the world, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that delivers next-generation AI and content management solutions for global brands across the technology and games, ecommerce and FinTech, communications and media, healthcare, travel and hospitality sectors. TELUS and TELUS International operate in 25+ countries around the world.

Driven by our passionate social purpose to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $820 million and 1.6 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter, and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com